Patricia Williams

United States Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

October 9, 2009

VIA EDGAR

Re:

Dominion Funds, Inc. (“Registrant”) Registration Statement, as Amended and Filed July 28, 2009 (“Amendment”) Regarding its Sole Series, the Shepherd Fund (the “Fund”).

 Investment Company Act File No. 811-06727.

Dear Ms. Williams:

This letter is being sent to you in response to your comments regarding the previously filed Amendment.  Registrant has now filed a revised Amendment and desires to file a final amendment by October 28, 2009, for effectiveness on that date.   I will contact you shortly with respect to that proposed effective date.

1.

With respect to: (a) Prospectus.  Fund Summary.  Principal Investment Strategy and Policies, and (b) Investment Objective and Strategy, Principal Investment Strategy.

Comment – Please describe what types of equities and bonds the fund may invest in.  With respect to potential bond investments, please describe what durations and credit quality these bonds will have.

Response:  Completed and reflected in the new filing.  The following sentence has been added:

“The Fund may invest in common stock, preferred stock and ADRs of companies listed on any of the U.S. stock exchanges, currencies of other countries, corporate bonds and municipal bonds of any duration and quality, bonds from other countries and U.S Treasury obligations of any duration.”

2.

Prospectus. Fee Table.

Comment – Please describe whether the fee waiver / expense cap is contractual and extend its effectiveness for an additional year.

Response – Completed and reflected in the new filing.

3.

Portfolio Managers.

Comment -Please limit the biographies to relevant business experience in the past 5 years.

Response – Completed and reflected in the new filing.

4.

Additional Matter.   Please note that the fundamental policies previously reviewed by you and for which you had no comment, were revised from the previously effective fundamental policies of the Fund in order to reflect the pending shareholder proposals that would modify such policies.

The approval by the shareholders of the Fund is still pending at this time and it is possible that such revisions will not be approved.

Because of that possibility, the revisions to those policies have been removed and the policies now reflect the currently effective policies.

Should such policies be approved prior to the filing of registration statement intended to be effective by October 28, 2009, the Fund intends to reinsert those revisions previously reviewed.

Sincerely Yours,

/s/ Robert N. Sobol, Esq.

Counsel to Registrant

Cipperman & Company, LLC

Walnut Hill Plaza, Suite 140

150 South Warner Road

King of Prussia, PA 19406